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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  SCHEDULE 13D

                        Under the Securities Act of 1934
                               (Amendment No. 1)*

                          Western Country Clubs, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   958054 108
                                 (CUSIP Number)

              Joe R.  Love, 1601 Northwest Expressway, Suite 1910,
                         Oklahoma City, Oklahoma 73118
                                 (405) 848-0993
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 14, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.   Name of Reporting Person/Social Security or I.R.S. Identification No. of
     above Person
     Red River Concepts, Inc.
     Shane Investments, L.C.
     Joe Robert Love, Jr.

2.   Check the Appropriate Box If a Member of a Group       |_| A
                                                            |_| B

3.   Sec Use Only

4.   Source of Funds:*  00

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) |_|

6.   Citizenship or Place of Organization
     Red River Concepts, Inc. - Delaware
     Shane Investments, L.C. - Texas
     Joe Robert Love, Jr. - USA

                                   7.  Sole Voting Power
                                       Red River Concepts, Inc. - 800,000 shares
                                       Shane Investments, L.C. - 250,500 shares
                                       Joe Robert Love, Jr. - 0 shares
       Number of
         Shares                    8.  Shared Voting Power
      Beneficially                     None
     Owned by Each
       Reporting                   9.  Sole Dispositive Power
      Person With                      Red River Concepts, Inc. - 800,000 shares
                                       Shane Investments, L.C. - 250,500 shares
                                       Joe Robert Love, Jr. - 0 shares

                                  10.  Shared Dispositive Power
                                       None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     Red River Concepts, Inc. - 800,000 shares
     Shane Investments, L.C. - 1,050,500 shares
     Joe Robert Love, Jr. - 1,050,500 shares

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares* |_|

13.  Percent of Class Represented by Amount in Row (11)
     Red River Concepts, Inc. - 22.0%
     Shane Investments, L.C. - 28.9%
     Joe Robert Love, Jr. - 28.9%

14.  Type of Reporting Person*
     Red River Concepts, Inc. - CO
     Shane Investments, L.C. - OO
     Joe Robert Love, Jr. - IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
           EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


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Item 1.  Security and Issuer

         This Amendment No. 1 to Schedule 13D is filed with the Securities and Exchange Commission by (i) Red River Concepts, Inc., a Delaware corporation ("Red River"), (ii) Shane Investments, L.C., a Texas limited liability company ("Shane"), which owns 100% of Red River, and (iii) Joe Robert Love, Jr. ("Joe Robert Love"), an individual who is an officer and director of Red River and the sole owner of Shane, in respect of their ownership of shares of common stock, par value of $.01 per share, of Western Country Clubs, Inc., 1601 N.W. Expressway, Suite 1610, Oklahoma City, Oklahoma, 73118. This Amendment is filed to report an amendment to the Stock Purchase Agreement dated as of September 20, 1996, between Red River and Mr. Troy H. Lowrie, former President and largest shareholder of the Issuer ("Purchase Agreement"), which was previously reported.

Item 2.  Identity and Background

         No change

Item 3.  Source and Amount of Funds or Other Consideration

         Under an agreement dated February 4, 1997, Mr. Troy H. Lowrie, former President and largest shareholder of the Issuer, resigned as a director and agreed to divest himself of all beneficial ownership in the Issuer by May 15, 1997. As part of the divestiture, Mr. Lowrie agreed to sell 90,000 shares to a company owned by the adult sons of Mr. James E. Blacketer, President and a director of the Issuer, for a $75,000 promissory note due May 15, 1998, payable in two semi-annual installments, bearing interest at eight percent per year, and secured by the 90,000 shares. The Issuer agreed to hold Mr. Lowrie harmless from loss on certain promissory notes and guarantees made in favor of the Issuer and to indemnify him against certain claims until February 4, 1999. Ted W. Strickland, Chief Financial Officer and Treasurer of the Issuer, became a Director upon Mr. Lowrie's resignation.

         On April 14, 1997, Red River and Mr. Lowrie amended the Purchase Agreement so that (i) Red River purchased 800,000 shares for $100,000 and a $300,000 promissory note due July 14,1997, bearing interest at the rate of 10% per annum, secured by 550,000 shares and personally guaranteed by James E. Blacketer, Joe R. Love and C.H. Financial Corporation, a company controlled by Mr. Love; (ii) L A F, an Oklahoma limited partnership, purchased 137,500 shares for $68,750; (iii) the John Michael Love Trust purchased 132,500 shares for $61,250; (iv) JEBCO, L.L.C. purchased 30,000 shares for $15,000; and (v) Mr. Lowrie cancelled the $800,000 note previously made by Red River. The Issuer has agreed to pay a bank note with a current balance of approximately $278,000 and a note to Mr. Lowrie with a current balance of approximately $106,000 from the proceeds of a pending public offering; and, in the event the public offering is not closed by June 1, 1997, the Issuer will begin on June 1, 1997 to make payments to the bank of $10,000 per month and payments to Mr. Lowrie of $3,000 per month and will pay both notes in full by December 31, 1997.

         Mr. James E. Blacketer, President and a director of the Issuer, is the President and a director of Red River. Mr. Joe R. Love, a director of the Issuer, is a director of Red River. JEBCO, L.L.C. is owned by the adult sons of Mr. Blacketer. The John Michael Love Trust is a trust for the benefit of an adult son of Mr. Love. Messrs. Blacketer and Love have no financial interest in or control over either JEBCO or the trust and disclaim beneficial ownership of the shares to be purchased by JEBCO or the trust. L A F is not affiliated with the Issuer or its directors or officers.


                                  Page 3 of 6

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Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in the Securities of the Issuer

(a) Red River beneficially owns 800,000 shares, representing 22.0% of the Issuer's outstanding common stock as of May 1 1997. As the 100% owner of Red River, Shane beneficially owns these shares. As an officer and director of Red River, Joe Robert Love beneficially owns the 800,000 shares held by Red River. As a director of Red River, Joe Love beneficially owns the 800,000 shares held by Red River. As President and a director of Red River, James Blacketer beneficially owns the 800,000 shares held by Red River. No other persons hold a beneficial interest in the shares of the Issuer owned by Red River.

     Shane beneficially owns 1,050,500 shares, representing 28.9% of the Issuer's outstanding common stock as of May 1, 1997. This number reflects indirect beneficial ownership of 800,000 shares owned directly by Red River, a company owned 100% by Shane, and 250,500 shares owned directly.

     Joe Robert Love beneficially owns these same 1,050,500 shares, representing 28.9% of the Issuer's outstanding common stock as of May 1, 1997. This number reflects indirect beneficial ownership of shares owned directly by Red River, a company owned 100% by Shane. Mr. Love is the manager and 100% owner of Shane, is an officer and director of Red River.

(b) Red River has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 800,000 shares it holds.

     Shane has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 250,500 shares it holds directly.

     Mr. Blacketer has the sole power to vote or to direct the vote and to dispose or direct the disposition of the 63,000 shares he holds indirectly through a controlled corporation.

(c)  The transactions in the last 60 days are as follows:

     The only transactions in the Issuer's securities in the last 60 days are those described above under Item 3.

(d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 3. Above.

Item 7.  Material to be Filed as Exhibits

 EXH. NO.                               DESCRIPTION
 --------                               -----------
10.31     Amendment dated November 26, 1996, to the Stock Purchase Agreement dated September 20, 1996, by and among Troy H. Lowrie, Red River
          Concepts, Inc. and/or its designees, Western Country Clubs, Inc. and
          C.H. Financial Corporation.  Incorporated by reference to the like numbered exhibit filed with Amendment No. 1 to Issuer's Registration
          Statement on Form SB-2, No. 333-21547.


                                  Page 4 of 6

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
10.32     Cessation Agreement dated February 4, 1997, between Troy H. Lowrie,
          Red River Concepts, Inc., Western Country Clubs, Inc. and JEBCO,
          L.L.C. Incorporated by reference to the like numbered exhibit filed with Amendment No. 1 to Issuer's Registration Statement on Form SB-2,
          No. 333-21547.

10.34     Second Amendment to the Stock Purchase Agreement and Cessation
          Agreement dated April 14, 1997, between Troy H. Lowrie, Red River
          Concepts, Inc. and Western Country Clubs, Inc. Incorporated by reference to the like numbered exhibit filed with Amendment No. 1 to Issuer's Registration Statement on Form SB-2, No. 333-21547.

                                   SIGNATURE


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  May 14, 1997                   RED RIVER CONCEPTS, INC.

                                       By: /s/  JAMES E.  BLACKETER
                                          -----------------------------------
                                          James E.  Blacketer, President

Dated:  May 14, 1997                   SHANE INVESTMENTS, L.C.

                                       By: /s/  JOE ROBERT LOVE, JR.
                                          -----------------------------------
                                          Joe Robert Love, Jr., Manager

Dated:  May 14, 1997                   JOE ROBERT LOVE, JR.

                                       /s/  JOE ROBERT LOVE, JR.
                                       --------------------------------------
                                                 Joe Robert Love, Jr.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).




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                                   AGREEMENT


     Red River Concepts, Inc., Shane Investments, L.C. and Joe Robert Love, Jr., hereby agree that Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on or about May 14, 1997, was filed on behalf of each of us.

     Dated as of this May 14, 1997.

                                       RED RIVER CONCEPTS, INC.


                                       By: /s/  JAMES E. BLACKETER
                                          ------------------------------------
                                             James E. Blacketer, President

                                       SHANE INVESTMENTS, L.C.


                                       By: /s/  JOE ROBERT LOVE, JR.
                                          ------------------------------------
                                             Joe Robert Love, Jr., Manager

                                       JOE ROBERT LOVE, JR.

                                       /s/  JOE ROBERT LOVE, JR.
                                       ---------------------------------------
                                            Joe Robert Love, Jr.



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